SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 001-32748
CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐             Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	News release, dated March 17th, 2009

Disclosure statements as required by National Instrument 43-101 are available at our website www.corriente.com
"NEWS RELEASE"
For Immediate Release		March 17, 2009
TSX: CTQ, NYSE: ETQ

CORRIENTE RECIEVES OFFICIAL NOTICE THAT ALL SUSPENSIONS ARE LIFTED

VANCOUVER, CANADA, March 17, 2009 - Corriente Resources Inc. announces that its Ecuador subsidiary has received an official notice signed by Minister Derlis Palacios Guerrero of the Ministry of Mines and Petroleum in Ecuador (the “MMP”) which states that the company is authorized to reinitiate its field operations. Additionally, Corriente received its Water Use Concession for general water use at the Mirador camp on February 26, 2009 and will update its Environmental Permits and Water Use Concessions for exploration drilling with the appropriate agencies.

According to Mr. Jose Serrano Delgado, Sub-Secretary of Mines of the MMP, “With the suspension lifting of the companies’ activities, the Government has finished the phase of the process to organize the sector and is initiating a new stage where the development of projects of national priority, of which mining has a central role, will be pushed actively.  The new rules handled by an honest government will create a scenario appropriate for the state, the communities, the workers, and investors responsible with society and the environment, and a scenario where the respect of the Constitution and law comes first.”

Corriente CEO and President, Ken Shannon, commented, “We are encouraged and pleased with the Ecuador Government’s continuing progress in working together to establish an environment in which large-scale mining can participate for the benefit of all project stakeholders.”

ABOUT CORRIENTE

Corriente holds a 100% interest in four known copper and copper-gold porphyry deposits that are being strategically developed as the Mirador Project (which includes our Mirador Norte deposit) and the Panantza-San Carlos Project, for which NI 43-101 Technical Reports have been filed on SEDAR (www.sedar.com).

The company also holds 100% of concession interests covering approximately 430 square kilometers, in which six additional copper exploration targets have been identified. Taken together, the known project deposits and exploration targets represent a potential long-term district development opportunity for large-scale copper-gold mining in southeast Ecuador.

“Ken Shannon”

Kenneth R. Shannon
CEO and President

For further information, please contact Mr. Dan Carriere, Senior Vice-President, at (604) 687-0449 or see our website at www.corriente.com.

Certain statements contained in this News Release, which provides an update on the status of the company’s suspensions of  mining activities in Ecuador constitutes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include among other things, statements regarding projected production rates and capital costs, estimates regarding copper prices, mineral resources and anticipated grades and internal rates of return.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties, which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, but not limited to, risks related to the exploration stage of the company’s projects; discussions with prospective joint venture partners and related potential outcomes; market fluctuations in prices for securities of exploration-stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in copper prices; the possibility that Corriente may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s Annual Information Form for the year ended December 31, 2007, and registration statement on Form 40-F filed with Canadian securities regulators and the U.S. Securities and Exchange Commission, respectively. Although we believe the expectations reflected in our forward-looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: March 17, 2009
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer